UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated December 5, 2013 entitled “Grupo Financiero Santander México announces that it has concluded the sale of its shares in the capital of Gestión Santander”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: December 5, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES
THAT IT HAS CONCLUDED THE SALE OF ITS SHARES IN THE CAPITAL OF
GESTION SANTANDER

Mexico City, Mexico, December 05, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”), one of the leading financial groups in Mexico, today announced that, upon receipt of the required regulatory approvals and authorizations, it has sold its shares of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México (“Gestión Santander”), in accordance with the previously disclosed May 2013 agreement with its parent company, Banco Santander, S.A., to grow its parent company’s asset management division.

As a result of this transaction, Warburg Pincus and General Atlantic will indirectly hold 50% of the equity of Gestión Santander and the remaining 50% will be indirectly held by Banco Santander Spain. The transaction was valued at Ps.3,178.8 million, which implies a net capital gain for Santander México of Ps.1,967.7 million.  The valuation was determined to be at a market price by an independent expert.

As previously disclosed in the Company’s annual report, this transaction results in the divestiture of Gestión Santander from Santander México. Additionally, the Company will enter into exclusive, long-term distribution agreements so that Banco Santander (México) S.A., Santander México as well as Casa de Bolsa Santander, S.A. de C.V, Grupo Financiero Santander México, can continue to offer mutual funds managed by Gestión Santander to its customers following the divestiture.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

Investor Relations Contact
Gerardo Freire
+ (5255) 52691827
investor@santander.com.mx